Exhibit 99.3

NiCE Unveils 2025 International CX Excellence Award Winners, Spotlighting
the Game-Changers in AI-Driven Customer Service Automation

This year’s winners highlight the transformative impact of CXone Mpower, from measurable cost efficiencies to speedier resolution, and enhancing the experience across the entire customer service journey

Hoboken, N.J., July, 3, 2025 – NiCE (Nasdaq: NICE) today announced the winners of its 2025 International CX Excellence Awards, honoring organizations from across EMEA and APAC that are redefining customer service with NiCE’s advanced AI and automation platform, CXone Mpower. The eight honorees were celebrated at NiCE’s Interactions International 2025 event in London, the industry’s premier CX event. This year’s winners exemplify how cutting-edge AI and automation can unlock standout operational and business results, bringing to life NiCE’s vision: a NiCE world where connected, seamless, and happier experiences are the rule, not the exception.

The CX Excellence Award winners demonstrated game-changing results in one of the seven below categories:

AI Trailblazer of the Year – Showcasing organizations at the forefront of innovation, leveraging NiCE’s purpose-built AI capabilities to redefine customer experience and set new standards for the future of CX. The winner is Lloyd’s Banking Group.

Excellent Customer Service Automation – Showcasing organizations automating the entire service journey, from intent to resolution, by harnessing CXone Mpower’s complete CX AI-powered platform. The winner is Halfords.

Excellent CX Platform Use – Recognizing organizations that have successfully harnessed the full capabilities of the CXone Mpower AI-powered platform, seamlessly orchestrating workflows, agents, and knowledge with unparalleled scale and precision. The winner is Carnival UK.

Excellent Interaction Orchestration – Recognizing mastery in orchestrating seamless interactions across all channels - voice and digital, synchronous and asynchronous, inbound and outbound, AI and human. The winner is IAG.

Excellent Workforce Management and Augmentation – Honoring organizations harnessing CXone Mpower to elevate every role across the enterprise with AI-powered real-time guidance and decision support, driving performance at every level. The winner is Newcastle Strategic Solutions.

President’s and Judges’ Choice – Celebrating organizations recognized for their bold vision, pioneering innovation and outstanding outcomes, selected by NiCE leadership and an expert judging panel of judges for setting new standards in customer experience. The winners are Openreach and 2degrees.

Overall CX Excellence – Highlighting organizations that have demonstrated exceptional creativity, execution and success in leveraging NiCE solutions to deliver real, measurable impact. The winner is TalkTalk.

Darren Rushworth, President, NiCE International, said, “In an environment where EMEA and APAC organizations must demonstrate tangible value from every AI initiative, this year’s CX Excellence Award winners are leading by example. By embracing CXone Mpower’s AI-driven platform, these organizations have streamlined operations, boosted customer satisfaction, and reimagined what is possible in customer service. We’re proud to celebrate their game-changing achievements and their commitment to exceptional experiences.”

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.